Exhibit 18.1

March 2, 2015

Bright Horizons Family Solutions Inc.
Watertown, Massachusetts
Dear Sirs/Madams:
We have audited the consolidated financial statements of Bright Horizons Family Solutions Inc. as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated March 2, 2015, which expresses an unqualified opinion. Note 1 to such consolidated financial statements contains a description of your adoption during the year ended December 31, 2014 of an October 1 annual goodwill impairment test date. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.
Yours truly,
/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts